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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

TRIBUNE COMPANY

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

896047-10-7

(CUSIP Number)

William Stinehart, Jr.

2029 Century Park East, Suite 400

Los Angeles, California 90067

(310) 552-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2007

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896047-10-7	Amendment No. 5 to Schedule 13D	Page 2 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only):

Susan Babcock
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ N/A
(b) ☐
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

(6)	Citizenship or Place of Organization:

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power:

0
(8) Shared Voting Power:

0
(9) Sole Dispositive Power:

0
(10) Shared Dispositive Power:

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Stock (See Instructions):	☐

(13)	Percent of Class Represented by Amount in Row (11):

0%
(14)	Type of Reporting Person (See Instructions):

OO (Trustee)

CUSIP No. 896047-10-7	Amendment No. 5 to Schedule 13D	Page 3 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only):

Jeffrey Chandler
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ N/A
(b) ☐
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

(6)	Citizenship or Place of Organization:

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power:

30,387
(8) Shared Voting Power:

0
(9) Sole Dispositive Power:

30,387
(10) Shared Dispositive Power:

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

30,387
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

(13)	Percent of Class Represented by Amount in Row (11):

0.03%
(14)	Type of Reporting Person (See Instructions):

OO (Trustee)

CUSIP No. 896047-10-7	Amendment No. 5 to Schedule 13D	Page 4 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only):

Camilla Chandler Frost
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ N/A
(b) ☐
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

(6)	Citizenship or Place of Organization:

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power:

0
(8) Shared Voting Power:

0
(9) Sole Dispositive Power:

0
(10) Shared Dispositive Power:

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

(13)	Percent of Class Represented by Amount in Row (11):

0%
(14)	Type of Reporting Person (See Instructions):

OO (Trustee)

CUSIP No. 896047-10-7	Amendment No. 5 to Schedule 13D	Page 5 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only):

Roger Goodan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ N/A
(b) ☐
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

(6)	Citizenship or Place of Organization:

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power:

23,321
(8) Shared Voting Power:

0
(9) Sole Dispositive Power:

23,321
(10) Shared Dispositive Power:

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

23,321
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

(13)	Percent of Class Represented by Amount in Row (11):

0.03%
(14)	Type of Reporting Person (See Instructions):

OO (Trustee)

CUSIP No. 896047-10-7	Schedule 13D	Page 6 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only):

William Stinehart, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ N/A
(b) ☐
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

(6)	Citizenship or Place of Organization:

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power:

24,848
(8) Shared Voting Power:

0
(9) Sole Dispositive Power:

24,848
(10) Shared Dispositive Power:

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

24,848
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

(13)	Percent of Class Represented by Amount in Row (11):

0.03%
(14)	Type of Reporting Person (See Instructions):

OO (Trustee)

CUSIP No. 896047-10-7	Schedule 13D	Page 7 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only):

Judy C. Webb
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ N/A
(b) ☐
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

(6)	Citizenship or Place of Organization:

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power:

0
(8) Shared Voting Power:

0
(9) Sole Dispositive Power:

0
(10) Shared Dispositive Power:

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

(13)	Percent of Class Represented by Amount in Row (11):

0%
(14)	Type of Reporting Person (See Instructions):

OO (Trustee)

CUSIP No. 896047-10-7	Amendment No. 5 to Schedule 13D	Page 8 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only):

Warren B. Williamson
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ N/A
(b) ☐
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

(6)	Citizenship or Place of Organization:

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power:

48,115
(8) Shared Voting Power:

0
(9) Sole Dispositive Power:

48,115
(10) Shared Dispositive Power:

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

48,115
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

(13)	Percent of Class Represented by Amount in Row (11):

0.04%
(14)	Type of Reporting Person (See Instructions):

OO (Trustee)

CUSIP No. 896047-10-7	Schedule 13D	Page 9 of 13 Pages

This Amendment No. 5 supplements and amends the Schedule 13D filed by the Trustees of Chandler Trust No. 1 and Chandler Trust No. 2 on June 21, 2000, as amended by Amendment No. 1 filed on June 13, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on January 18, 2007, and Amendment No. 4 filed on April 1, 2007. The “Chandler Trusts” consist of Chandler Trust No. 1, Chandler Trust No. 2, and the Chandler Sub-Trusts, who are members of a “group” for purposes of Section 13(d) of the Act. The 19 Sub-Trusts are as follows: Philip Chandler Residuary Trust No. 2, May C. Goodan Trust No. 2, Ruth C. Von Platen Trust No. 2, Dorothy B. Chandler Marital Trust No. 2, Dorothy B. Chandler Residuary Trust No. 2, HOC Trust No. 2 FBO Scott Haskins, HOC Trust No. 2 FBO John Haskins, HOC Trust No. 2 FBO Eliza Haskins, HOC GST Exempt Trust No. 2. FBO Scott Haskins, HOC GST Exempt Trust No. 2. FBO John Haskins, HOC GST Exempt Trust No. 2. FBO Eliza Haskins, Alberta W. Chandler Marital Trust No. 2, Earl E. Crowe Trust No. 2, Patricia Crowe Warren Residuary Trust No. 2, Helen Garland Trust No. 2 (For Gwendolyn Garland Babcock), Helen Garland Trust No. 2 (For William M. Garland III), Helen Garland Trust No. 2 (For Hillary Duque Garland), Garland Foundation Trust No. 2 and Marian Otis Chandler Trust No. 2 (collectively, the “Chandler Sub-Trusts”).

This Amendment is being filed to report the purchase by the Tribune Company (“Tribune”) of shares of Tribune’s common stock (the “Common Stock”) from the Chandler Trusts pursuant to the tender offer by Tribune on April 25, 2007 which expired on May 24, 2007 (the “Tender Offer”), and to report the subsequent sale by the Chandler Trusts of the remainder of shares of Common Stock held by the Chandler Trusts pursuant to an Underwriting Agreement entered into with Goldman, Sachs & Co. (“Goldman”) and Tribune on June 4, 2007.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby supplemented as follows:

In the Tender Offer, which expired on May 24, 2007, stockholders tendered 218,132,108 shares of Common Stock. On May 31, 2007, Tribune announced that it had accepted for payment 126 million shares of Common Stock, which represented approximately 52 percent of shares outstanding, resulting in a proration factor of 0.5771140650. After completion of the Tender Offer, approximately 117 million shares of Tribune common stock remained outstanding.

The Chandler Trusts, who collectively owned approximately 20.25% of the outstanding Common Stock prior to the Tender Offer, sold 27,774,388 shares of Common Stock in the Tender Offer. Upon consummation of the Tender Offer on June 4, 2007, 20,351,954 shares remained under the collective ownership of the Chandler Trusts, representing approximately 17.21% of the outstanding Common Stock.

On June 4, 2007, Chandler Trust No. 1 and the Chandler Sub-Trusts entered into an Underwriting Agreement with Goldman and the Tribune Company, pursuant to which they agreed to sell an aggregate of 20,351,954 shares of Common Stock to Goldman at a price of $31.19 per share. Following this

CUSIP No. 896047-10-7	Schedule 13D	Page 10 of 13 Pages

transaction’s closing on June 7, 2007, the Chandler Trusts no longer own any shares of Common Stock.

Camilla Chandler Frost is a trustee and beneficiary of certain of the Chandler Trusts. On May 10, 2007, Ms. Frost made a bona fide gift of 427,562 shares of Common Stock as follows: (a) 91,400 shares to the Los Angeles County Museum of Art; (b) 45,700 shares to the California Institute of Technology; and (c) 290,462 shares to the Camilla Chandler Family Foundation. Ms. Frost and Mr. Stinehart are trustees of the Camilla Chandler Family Foundation. Following this transaction, Ms. Frost no longer directly owns any shares of Common Stock and the shares held by the Camilla Chandler Family Foundation have been subsequently sold.

Roger Goodan is a trustee and beneficiary of certain of the Chandler Trusts, and served as director on Tribune’s board of directors from June 12, 2000 until June 4, 2007. In the Tender Offer Mr. Goodan tendered 13,125 shares. After applying the proration factor of 0.5771140650, Tribune accepted for payment 7,575 shares of Common Stock from Mr. Goodan. Upon consummation of the Tender Offer, excluding any options that were exercisable within 60 days thereof, Mr. Goodan held 9,671 shares of Common Stock. In a subsequent transaction on June 5, 2007, Mr. Goodan sold 5,550 shares of Common Stock at an average price of $31.92 per share. The following day, on June 6, 2007, in a cashless exercise through Tribune’s office in Chicago, Mr. Goodan exercised the following Tribune stock options: 1) 13,500 shares exercised at $31.70, receiving net cash in the amount of $132,158.45 and 2) 12,500 shares exercised at $31.70, receiving net cash in the amount of $99,458.58.

William Stinehart, Jr. is a trustee of the Chandler Trusts, and served as director on Tribune’s board of directors from June 12, 2000 until June 4, 2007. In the Tender Offer Mr. Stinehart tendered 7,002 shares. After applying the proration factor of 0.5771140650, Tribune accepted for payment 4,041 shares of Common Stock from Mr. Stinehart. Upon consummation of the Tender Offer, excluding any options that were exercisable within 60 days thereof, Mr. Stinehart held 8,609 shares of Common Stock. In a subsequent transaction, on June 5, 2007, Mr. Stinehart sold 2,961 shares of Common Stock at an average price of $31.90 per share. On June 13, 2007, in a cashless exercise through Tribune’s office in Chicago, Mr. Stinehart exercised Tribune stock options to acquire 12,500 shares exercised at $31.05, receiving net cash in the amount of $91,363.71.

Warren B. Williamson is a trustee and beneficiary of certain of the Chandler Trusts. In the Tender Offer Mr. Williamson tendered 25,102 shares. After applying a proration factor of 0.5771140650, Tribune accepted for payment 14,487 shares of Common Stock from Mr. Williamson. Upon consummation of the Tender Offer, excluding any options that were exercisable within 60 days thereof, Mr. Williamson held 10,615 shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read in its entirety as follows.

(a) Ms. Babcock (i) is the beneficial owner of 0 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 0 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 0 shares of Tribune Common Stock beneficially owned by her

CUSIP No. 896047-10-7	Schedule 13D	Page 11 of 13 Pages

representing approximately 0% of the issued and outstanding shares of Common Stock of Tribune.

(b) Mr. Chandler (i) is the beneficial owner of 30,387 shares, (ii) has the sole power to vote or direct the vote of 30,387 shares, (iii) the shared power to vote or direct the vote of 0 shares, (iv) the sole power to dispose or direct the disposition of 30,387 shares and (v) the shared power to dispose or direct the disposition of 0 shares of Tribune Common Stock beneficially owned by him representing approximately 0.03% of the issued and outstanding shares of Common Stock of Tribune.

(c) Ms. Frost (i) is the beneficial owner of 0 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 0 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 0 shares of Tribune Common Stock beneficially owned by her representing approximately 0% of the issued and outstanding shares of Common Stock of Tribune.

(d) Mr. Goodan (i) is the beneficial owner of 23,321 shares, (ii) has the sole power to vote or direct the vote of 23,321 shares, (iii) the shared power to vote or direct the vote of 0 shares, (iv) the sole power to dispose or direct the disposition of 23,321 shares and (v) the shared power to dispose or direct the disposition of 0 shares of Tribune Common Stock beneficially owned by him representing approximately 0.03% of the issued and outstanding shares of Common Stock of Tribune.

(e) Mr. Stinehart (i) is the beneficial owner of 24,848 shares, (ii) has the sole power to vote or direct the vote of 24,848 shares, (iii) the shared power to vote or direct the vote of 0 shares, (iv) the sole power to dispose or direct the disposition of 24,848 shares and (v) the shared power to dispose or direct the disposition of 0 shares of Tribune Common Stock beneficially owned by him representing approximately 0.03% of the issued and outstanding shares of Common Stock of Tribune.

(f) Ms. Webb (i) is the beneficial owner of 0 shares, (ii) has the sole power to vote or direct the vote of 0 shares, (iii) the shared power to vote or direct the vote of 0 shares, (iv) the sole power to dispose or direct the disposition of 0 shares and (v) the shared power to dispose or direct the disposition of 0 shares of Tribune Common Stock beneficially owned by her representing approximately 0% of the issued and outstanding shares of Common Stock of Tribune.

(g) Mr. Williamson (i) is the beneficial owner of 48,115 shares, (ii) has the sole power to vote or direct the vote of 48,115 shares, (iii) the shared power to vote or direct the vote of 0 shares, (iv) the sole power to dispose or direct the disposition of 48,115 shares and (v) the shared power to dispose or direct the disposition of 0 shares of Tribune Common Stock beneficially owned by him representing approximately 0.04% of the issued and outstanding shares of Common Stock of Tribune.

CUSIP No. 896047-10-7	Schedule 13D	Page 12 of 13 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Underwriting Agreement, dated as of June 4, 2007, by and among Goldman, Sachs & Co., Tribune Company, and each of the Chandler Trusts (incorporated by reference to Exhibit 1.1 to Tribune Company’s Current Report on Form 8-K, dated June 5, 2007).

CUSIP No. 896047-10-7	Schedule 13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2007

/s/ Susan Babcock
Susan Babcock

Date: June 15, 2007

/s/ Jeffrey Chandler
Jeffrey Chandler

Date: June 15, 2007

/s/ Camilla Chandler Frost
Camilla Chandler Frost

Date: June 15, 2007

/s/ Roger Goodan
Roger Goodan

Date: June 15, 2007

/s/ William Stinehart, Jr.
William Stinehart, Jr.

Date: June 15, 2007

/s/ Judy C. Webb
Judy C. Webb

Date: June 15, 2007

/s/ Warren B. Williamson
Warren B. Williamson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)